EXHIBIT 99.2

 Immediate Release: NR 11-19

EXTORRE ANNOUNCES KEY APPOINTMENTS
FOR CERRO MORO PROJECT

Vancouver, B.C., October 13, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company”) is pleased to announce the appointment of Trevor Mulroney to the position of Chief Operating Officer and Alberto Carlocchia to the position of Country Manager - Argentina. These appointments are effective immediately and represent a significant development for the Cerro Moro project as it moves towards the mine development phase.

Trevor Mulroney is a qualified Mining Engineer with over 25 years’ global experience in project management and mine development. In addition to his Mining Engineering degree, Trevor holds a 1st Class Mine Managers Certificate (South Africa), a Mine Overseers Certificate (South Africa), and a Shift Boss Certificate (Anglo American Corporation). Most recently, Trevor has held the positions of Project Director for Kula Gold at the Woodlark Project in PNG, Project Manager for Santa Barbara Mines Ltd in Western Australia, and General Manager Development for Mirabella’s Santa Rita nickel mine in Brazil. Trevor has a proven track record in managing mining operations and in bringing together experienced technical teams as projects make the transition from advanced exploration to production. His experience will serve Cerro Moro well as it moves through development to production.

Alberto Carlocchia is a graduate in Law from the Universidad Catolica in Buenos Aires. For the last 13 years Alberto has held senior management positions in mining companies operating in Santa Cruz Province, Argentina. Most recently, Alberto held the positions of Country Manager and Institutional Relations/Legal Manager for Andean Resources Ltd (now GoldcorpInc). His primary responsibilities were to provide all aspects of managerial, legal, and administrative support for the advanced-stage Cerro Negro project. Between 1998 and 2008, Alberto held a number of senior positions with both AngloGold Ashanti Argentina and Cerro Vanguardia SA, including President for both entities and Institutional Relations and Legal Affairs Manager for Cerro Vanguardia SA. Importantly, Alberto is a well known and highly respected professional in Argentine mining circles. His extensive experience in Santa Cruz will provide Extorre an enhanced level of administrative, legal, and institutional support.

The Company reports that it in association with the foregoing appointments it has granted an aggregate of 400,000 stock options exercisable at a price of $8.89 for five years.

About Extorre
Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). The assets of the Company comprise $38 million in cash, the Cerro Moro, Puntudo and Don Sixto projects, and other mineral exploration properties in Argentina.

On August 4, 2011 Extorre announced the results of the second Preliminary Economic Assessment (“PEA-2”) for a potential mine development at Cerro Moro. The study was based on the interim (April, 2011) NI 43-101 compliant mineral resource estimate. In PEA-2 production is based on an 8.25 year, 1,000 tonnes per day mining and processing operation, to produce a total of 494,700 ounces of gold and 26.6 million ounces of silver. The pre-tax NPV0 for the project is $581 million and the pre-tax IRR is 89.3%. The proposed mine would produce an average of 206,300 ounces gold equivalent* per year for the first 3 years at a cash cost of $US236/ounce gold equivalent*. PEA-2 did not include any resources from the Zoe discovery, as this was still being drilled at that time.

Click here for a link to the National Instrument 43-101 compliant report.

The Company expects to release an updated resource statement in Q4-2011 to include the Zoe discovery and three other deposits. That resource statement will lead to a revised economic assessment and a revision to the Environmental Impact Assessment approval received on May 17, 2011.

* Gold equivalent ounces are calculated by dividing silver ounces by 50 and adding this figure to gold ounces.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED
Eric Roth
President and CEO
extorre@extorre.com

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2
For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PEA, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company’s Annual Information Form for the fiscal period ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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